December 8, 2014

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:

Response to Staff Comments to Northern Lights Fund Trust III’s Preliminary Proxy Statement filed on Schedule 14A (File No. 811-22655)

Dear Ms. Roberts:

On November 14, 2014, Northern Lights Fund Trust III (the “Registrant”) filed a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) related to its series of shares, the Raylor Managed Futures Strategy Fund (the “Fund”).  The Proxy Statement relates to a special meeting of the Fund’s shareholders to consider approval of a new advisory agreement with Raylor Investments, LLC. You recently provided comments by phone to Chris Moore on November 24, 2014.  Please find below a summary of those comments and the Registrant's responses.

Comment 1.

Please confirm that all missing information will be included in final filed definitive proxy statement.

Response:

The Registrant confirms that all missing information will be included in the final definitive proxy statement.

Comment 2.

Please include the required “Notice of Internet Availability of Proxy Materials”  language within the “Notice of Special Meeting.”

Response:

The Registrant has revised the “Notice of Special Meeting” to include the required “Notice of Internet Availability of Proxy Materials”  language and disclosures.

Comment 3.

In the “Background” or “The Advisory Agreements” sections of the Proxy Statement, please disclose the date the last advisory agreement was submitted to shareholder vote and include the purpose of the vote.

Response:

The Registrant has updated the fifth paragraph within the Background section of the Proxy Statement to include the following disclosure as requested:

“The Prior Agreement was last approved by the Fund’s sole shareholder on September 28, 2012.”

Comment 4.

In the “Background” section, please disclose when the sub-advisory agreement with Blackrock Investment Management, LLC (“Blackrock”) ended.

Response:

The Registrant has updated the fifth paragraph “Background” section of the Proxy Statement to note that the Blackrock sub-advisory agreement ended on September 28, 2014.

Comment 5.

In the “Background” and “The Advisory Agreements” sections, the Staff notes that Raylor estimates that the approval of the New Agreement will cause a reduction in total costs to the Fund.  Please quantify this reduction by providing an estimate of the percentage of the reduction in the discussion (in either the “Background” and “The Advisory Agreements” sections).  Please state the percentage of the expected reduction by analyzing the management fees, incentive fees, and other expenses currently charged by the underlying commodity pool. If the commodity pool has recently reduced the management fee charged, base the analysis on the new reduced rates that went into effect on October 1, 2013 (as opposed to the pool’s most recent fiscal year end of December 31, 2013) in order to estimate how expenses will be affected going forward.

Response:

The Registrant has updated the “Background” and “The Advisory Agreements” sections to note that “Raylor estimates that approval of the New Agreement will cause a reduction in the total annual net expenses paid by the Fund (both directly and indirectly) of approximately 0.71%.”

Comment 6.

Please confirm the waived and reduced fees amounts presented in section entitled “The Advisory Agreements.”

Response:

The Registrant confirms the waived and reduced fee amounts noted are correct.

Comment 7.

Within the fee tables in the section entitled “Additional Information on Fees and Expenses,” the Staff notes that the “Shareholder Fees” will not change from the new and old advisory agreements.  Consider eliminating the “Shareholder Fees” disclosure within the fee tables and combining the fee tables to compare the new and old advisory agreements side-by-side.

Response:

The Registrant has updated the “Additional Information on Fees and Expenses” section of the Proxy Statement to remove “Shareholder Fees” disclosure within the fee tables and has combined the fee tables to compare the new and old advisory agreements side-by-side.

Comment 8.

Within the expense examples in the section entitled “Additional Information on Fees and Expenses,” please note whether the examples reflect any fee waivers.

Response:

The Registrant has updated the section entitled “Additional Information on Fees and Expenses” to include the following disclosure:

“The example shown above for the New Agreement reflects fees that would be waived by Raylor under the New Expense Limitation Agreement.  As the Prior Expense Limitation Agreement with TIA expired on October 31, 2014, the example shown above related to the Prior Agreement does not reflect any fee waivers.”

Comment 9.

Within the section entitled “Information Concerning Raylor,” please note whether Raylor acts as an investment adviser for any other mutual fund with a similar investment objective to the Fund and, if so, please disclose size of the other fund and rate of compensation that Raylor receives.

Response:

The Registrant has updated the section entitled “Information Concerning Raylor” to note that: “Raylor (or its affiliates) do not act as an investment adviser for any other mutual fund with a similar investment objective to the Fund.”

Comment 10.

Within the section entitled “OTHER INFORMATION,” please disclose the aggregate commissions paid to any affiliated broker and the percentage of the Fund’s aggregate broker commissions paid to such broker for last fiscal year.

Response:

The Registrant has revised the disclosure to include a sub-section entitled “Affiliated Brokerage” within the “OTHER INFORMATION” section which reads as follows:

Affiliated Brokerage

For the fiscal year ended June 30, 2014, the Fund did not pay brokerage commissions to any affiliated broker-dealer.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call me at (614) 469-3266 or Tanya Goins at (202) 973-2722.

Very truly yours,

/s/ Christopher Moore

Christopher Moore Esq.